Mail Stop 4561

February 25, 2008

Via U.S. Mail and Facsimile 212.751.3550

Mr. Robert L. Levy
Chief Financial Officer
Independence Tax Credit Plus L.P. III
625 Madison Avenue
New York, NY 10022

> **Re: Independence Tax Credit Plus L.P. III**
> **Form 10-K for Fiscal Year Ended March 31, 2007**
> **Filed June 22, 2007**
> **File No. 000-24650**

Dear Mr. Levy:

We have reviewed your filing and have the following comment. If you disagree with our comment, we will consider your explanation as to why our comment is not applicable. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended March 31, 2007

Item 8. Financial Statements and Supplementary Data

Report of Registered Independent Registered Public Accounting Firm, page 14

1.   In connection with the financial statement audits for each Local Partnership, we
        note that certain of your auditors are not registered public accounting firms with
        the PCAOB. Please clarify how you applied PCAOB rules 2100 and 1001(p)(ii)
        in determining that these auditors did not play a substantial role in the preparation
        of your audit report.

        As appropriate, please respond to this comment within 10 business days or tell us
when you will provide us with a response. Please submit a response letter on EDGAR
that keys your response to our comment and provides any requested information.
Detailed cover letters greatly facilitate our review. Please understand that we may have
additional comments after reviewing your response to our comment.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings reviewed by the staff to be certain that they have provided all
information investors require for an informed decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comment, please provide, in writing, a
statement from the company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the
        filings;

   •   staff comments or changes to disclosure in response to staff comments do not
        foreclose the Commission from taking any action with respect to the filings; and

   •   the company may not assert staff comments as a defense in any proceeding
        initiated by the Commission or any person under the federal securities laws of the
        United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comment on your filings.

        You may contact Mark Rakip, Staff Accountant, at 202.551.3573 or the undersigned at 202.551.3438 if you have questions.

                                        Sincerely,

                                        Robert Telewicz
                                        Senior Staff Accountant